FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date September 1, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

     NEWS FOR RELEASE:  August 31, 2006

NEWS RELEASE 06-22

For Further Information Contact:  Jean Pierre Jutras at 1-403-269-6753

    Web:  www.tylerresources.com

TYLER RESOURCES EXTENDS CORE DRILLING CONTRACT AND

PROVIDES UPDATE ON RESOURCE ESTIMATE STUDY PROGRESS

FOR THE BAHUERACHI PROJECT, MEXICO

Tyler Resources Inc. is pleased to provide an exploration update for its Bahuerachi Copper (gold, silver, molybdenum, zinc) project, Mexico.

Drilling Update

Initial contracts for the previously announced 20,000 meter core drilling portion of Tyler’s current 35,000 meter combined core and reverse circulation (RC) drilling program have been or are currently being completed.  Tyler has extended the drilling contracts for the two most performant drill rig units to a minimum of a further two months of drilling, and has released the least performant machine.  The drilling program is therefore continuing with two core drilling rigs and one reverse circulation drill rig.

Drilling is currently ongoing in the North Porphyry Lobe and at Colome in the Main Zone with drill holes #DDH-96 and 99 (core) and RC-51.

Results for completed drill holes DDH-90, 91, 92, 93, 94, 95, 97 and 98 as well as RC 45, 46, 47, 48, 49 and 50 are currently outstanding and will be released in batches as they are received.

Resource Estimate Study Update

Work on the Resource Estimate Study as announced on May 31, 2006 is progressing well with the bulk of the modeling components having been completed by Associated Mining Consultants Limited in cooperation with Tyler Resources personnel.  The Company is very pleased with the progress to date and the quality of the modeling work done. A short Powerpoint presentation can be found on the reports page of the Tyler Website outlining progress and illustrating the modeling process for this initial resource estimate report.  The remaining portion of the study, which consists of the actual geostatistics, tonnage and grade estimation components for the various metals and mineralized domains at Bahuerachi is currently expected to be completed within approximately two weeks.

August 31, 2006

About Tyler

Tyler Resources is a junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The Company is now in the advanced stage of a 35,000 meter combined diamond and reverse circulation drilling program scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Dustin Rainey, B.Sc Geology, Grant Couture, B.Sc., M.Sc Geology, Paul Turnbull, B.Sc, P.Geol and Cornell McDowell, B.Sc Geology, consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.